

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2011

Via Email
Kevin Harris
Interim Chief Executive Officer
Cyberdefender Corp
617 West 7th Street, Suite 1000
Los Angeles, CA 90017

> **Re: Cyberdefender Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 8, 2011**
> **File No. 001-34764**

Dear Mr. Harris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   On the first page of your proxy statement, as delivered to security holders, please state the approximate date on which your proxy statement and form of proxy are first sent or given to your security holders. See Item 1(b) of Schedule 14A.

2.   Please furnish the information required by Item 6(d) of Schedule 14A regarding the security ownership of certain beneficial owners and management.

Proposal 2, page 19

3.   We note your disclosure that the 2006 Plan is available upon written request. Please include the amended 2006 Plan as an appendix to the proxy statement. Refer to Instruction 3 to Item 10 of Schedule 14A.

Other Matters, page 29

4.   We note that you have incorporated by reference the Form 10-Q for the period ended September 30, 2011 and the Form 10-K for the fiscal year ended December 31, 2010, though it appears you intend to deliver only the Form 10-Q along with the proxy statement. Please tell us on what basis you determined that you may incorporate the Form 10-K by reference without also delivering the report to security holders with the proxy statement. Alternatively, please confirm that you will deliver the Form 10-K with the proxy statement and revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie at (202) 551-3876 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via Email
        Gary Lloyd, General Counsel
        Cyberdefender Corp